990 Town and Country Boulevard Houston, TX 77024-2217 Telephone: 713-629-6600

May 10, 2022

Via EDGAR
Wei Lu
Staff Accountant
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Oil Corporation
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 17, 2022
    Form 8-K filed February 16, 2022
    File No. 001-05153

Dear Ms. Lu,

Set forth below is the response from Marathon Oil Corporation (“Marathon Oil”) to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated April 21, 2022 (the “Comment Letter”), concerning Marathon Oil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Form 8-K filed February 16, 2022.

For convenience of the Staff’s review, we have set forth below in bold type the numbered comments of the Staff in the Comment Letter, with Marathon Oil’s responses thereto immediately following each comment.

Form 8-K filed February 16, 2022

Exhibit 99.1

1.Please revise your disclosure to ensure the presentation of the most comparable GAAP measures with equal or greater prominence to your non-GAAP measures. For example, free cash flow is disclosed without the most comparable GAAP measure in the Highlight section bullet points listed at the beginning of your press release. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and, beginning with our Form 8-K furnished on May 4, 2022 (the “Form 8-K”), revised our presentation such that our GAAP measures are displayed with equal or greater prominence as compared to our non-GAAP measures. Please see page 1 of Exhibit 99.1 to the Form 8-K for the referenced updated disclosure.

2.We note that your calculation of free cash flow includes adjustments beyond the typical calculation of cash flows from operating activities less capital expenditures, which is inconsistent with the definition per Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise to relabel this measure or revise its computation to more accurately reflect its definition.

Response: We acknowledge the Staff’s comment and, beginning with our Form 8-K furnished on May 4, 2022, we retitled the name of our measurement to “adjusted free cash flow”. Please see the third bullet on page 1 of Exhibit 99.1 to the Form 8-K for an example of the referenced updated disclosure. We have made conforming updates throughout the Form 8-K to reflect this change.

3.We note your presentation of total capital expenditures as a non-GAAP measure that appears to use a title that is confusingly similar to its comparable GAAP measure. On a related matter, we note total capital expenditures is also presented on pages 42 and 70 of your Form 10-K for the year ended December 31, 2021, without identification as a nonGAAP financial measure. Expand your current presentation in the Form 10-K to provide the disclosures required by Item 10(e)(i) and (ii) of Regulation S-K and Regulation G. In this regard, please also note Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: We acknowledge the Staff’s comment regarding the presentation of total capital expenditures and, beginning with our Form 8-K furnished on May 4, 2022 and Form 10-Q filed on May 5, 2022 (the “Form 10-Q”), we revised our presentation to minimize the risk of confusion. Please see the first paragraph under the section heading “1Q22 Financials” on page 2 of Exhibit 99.1 to the Form 8-K for an example of the referenced updated disclosure. We have made conforming updates throughout the Form 8-K to reflect this change.

With respect to the presentation on page 42 of our Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) we note that the presentation contains an existing reconciliation to the Additions to property, plant and equipment as presented on our Consolidated Statement of Cash Flows, which we believe to be in compliance with Item 10(e) of Regulation S-K.

Regarding the Staff’s reference to our disclosure on page 70 for our 2021 Form 10-K (Footnote 7 – Segment Information), we do affirm that the capital expenditures metric we disclose is regularly provided to our Chief Operating Decision Maker. As such, pursuant to the disclosure requirements of Accounting Standards Codification Topic 280-10-50-25(b), we present this metric in our segment table.

4.Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating the adjusted net income (loss) in each reporting period presented. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and, beginning with our Form 8-K furnished on May 4, 2022, expanded our disclosure to clarify how we determined the net tax effect of our non-GAAP adjustments for each period presented. Please see footnote (a) on page 6 of Exhibit 99.1 to the Form 8-K for the referenced updated disclosure.

5.We note your disclosure of adjusted net income (loss) on a per share basis, a non-GAAP financial measure. Expand your disclosure to provide a reconciliation of the measure to GAAP earnings per share. Refer to Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and, beginning with our Form 8-K furnished on May 4, 2022, expanded our disclosure to include a table that more fully reconciles adjusted net income (loss) per share to GAAP earnings per share. Please see page 7 of Exhibit 99.1 to the Form 8-K for the referenced updated disclosure.

6.We note expected free cash flow and related reinvestment rates that are forward-looking in nature have been discussed throughout your press release with some reconciling information provided in the footnotes presented prior to the Non-GAAP Measures section. The reconciliation of forward-looking non-GAAP financial measures to their most comparable GAAP measure is required to be disclosed under Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your current presentation to ensure all non-GAAP financial measures have been reconciled, including expected free cash flow measures and reinvestment rates.

Response: We acknowledge the Staff’s comment and, beginning with our Form 8-K furnished on May 4, 2022, expanded our disclosure to include a table that reconciles our disclosures of expected adjusted free cash flow and reinvestment rates. Please see page 8 of Exhibit 99.1 to the Form 8-K for the referenced updated disclosure.

If you have any questions, please do not hesitate to contact the undersigned at 713-296-4423.

Very truly yours,

/s/ Rob L. White
Rob L. White
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation